Drewrys Brewing Company

5402 Brittany Drive

McHenry, Illinois 60050

(815) 575-4815

October 17, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Division of Investment Management

Attn: Mr. Adam Turk

Washington, D.C. 20549

Re:	Drewrys Brewing Company (“Drewrys”) (Registration No. 333-173309) Post-Effective Amendment #1 to Drewrys’ Registration Statement

 To the Commission:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company hereby requests the withdrawal of its Post-Effective Amendment No. 1 under the Act (the “Amendment”).

The Amendment was filed electronically with the Securities and Exchange Commission via EDGAR on October 9, 2013 in order to update company information to investors. The Company filed concurrent a 424b3 prospectus. The Amendment is being withdrawn because the prospectus should have been included in the Amendment and was not. A new Post-Effective Amendment will be filed with the Commission subsequent to this withdrawal that will include the prospectus.  No securities have been issued or sold in connection with this registration.

Your assistance in this matter is greatly appreciated. If you should have any questions regarding this request, please do not hesitate to contact the undersigned at (815) 575-4815.

Thank you for your assistance in this matter.

Sincerely,

/s/ Francis P. Manzo III

Francis P. Manzo III

President